January 24, 2025

Zhou Hongxiao
Chief Executive Officer
Longduoduo Company Limited
G3-5-8016 Shui   an Town, Ruyi Headquarters Base
Hohhot Economic Development Zone
Inner Mongolia 010000
P.R. China

       Re: Longduoduo Company Limited
           Form 10-K for the Fiscal Year Ended June 30, 2024
           Filed October 15, 2024
           File No. 000-56615
Dear Zhou Hongxiao:

       We have reviewed your filing and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2024
Part I
Item 1. Business, page 1

1. We note your disclosure and response to prior comment 6 on your Annual Report on
       Form 10-K for the Fiscal Year Ended June 30, 2023. We note your disclosure in the
       Risk Factor section that the Chinese government may intervene or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of your securities. We further note your disclosure that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. In your future filings, please provide a summary of this risk factor disclosure in the Summary
 January 24, 2025
Page 2

       of Risk Factors section.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-
4466 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:   Robert Brantl, Esq.